RECEIVED

2007 JUN -6 A 5:24

1st June 2007 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

SEC No. 82-34679

07024146

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

May 2nd; 2nd; 10th; 11th; 17th; 17th; 25th; 31st

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

Sarah Anderson
Deputy Company Secretary

Encs.

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 02 May 2007 16:49
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Annual Information Update

RNS Number:9995V
William Hill PLC
02 May 2007

02 May 2007

WILLIAM HILL PLC

Annual Information Update for the 12 months up to and including
30 April 2007

In accordance with Prospectus Rule 5.2 the following summarises the information published, or made available to the public, over the twelve months ended 30 April 2007.

1. RNS Announcements

The following UK regulatory announcements have been made via RNS a Regulatory Information Service and can be obtained from the London Stock Exchange website, www.londonstockexchange.com or the Company's website at www.williamhillplc.co.uk.

Date	Announcement
30/04/2007	William Hill PLC - Total Voting Rights
26/04/2007	William Hill PLC - Board Appointments
23/04/2007	William Hill PLC - Holding(s) in Company
20/04/2007	William Hill PLC - Statement re Treasury Shares
10/04/2007	William Hill PLC - Director/PDMR Shareholding
05/04/2007	William Hill PLC - Annual Report and Accounts
05/04/2007	William Hill PLC - Statement re Treasury Shares
05/04/2007	William Hill PLC - Holding(s) in Company
03/04/2007	William Hill PLC - Holding(s) in Company
03/04/2007	William Hill PLC - Statement re Treasury Shares
30/03/2007	William Hill PLC - Total Voting Rights
30/03/2007	William Hill PLC - Proposed reduction of capital
28/03/2007	William Hill PLC - Statement re Treasury Shares
23/03/2007	William Hill PLC - Holding(s) in Company
23/03/2007	William Hill PLC - Holding(s) in Company
22/03/2007	William Hill PLC - Statement re Treasury Shares
21/03/2007	William Hill PLC - Holding(s) in Company
16/03/2007	William Hill PLC - Statement re Treasury Shares
08/03/2007	William Hill PLC - Holding(s) in Company
05/03/2007	William Hill PLC - Final Results - correction
05/03/2007	William Hill PLC - Final Results
01/03/2007	William Hill PLC - Holding(s) in Company
28/02/2007	William Hill PLC - Total Voting Rights
23/02/2007	William Hill PLC - Statement re Treasury Shares
21/02/2007	William Hill PLC - Holding(s) in Company
20/02/2007	William Hill PLC - Holding(s) in Company
13/02/2007	William Hill PLC - Holding(s) in Company
09/02/2007	William Hill PLC - Statement re Treasury Shares
31/01/2007	William Hill PLC - Total Voting Rights
26/01/2007	William Hill PLC - Statement re Treasury Shares
23/01/2007	William Hill PLC - Holding(s) in Company
12/01/2007	William Hill PLC - Total Voting Rights
12/01/2007	William Hill PLC - Statement re Treasury Shares
10/01/2007	William Hill PLC - Holding(s) in Company

10/01/2007	William Hill PLC - Trading Statement
29/12/2006	William Hill PLC - Total Voting Rights
29/12/2006	William Hill PLC - Award of Italian Concessions
22/12/2006	William Hill PLC - Statement re Treasury Shares
22/12/2006	William Hill PLC - Holding(s) in Company
22/12/2006	William Hill PLC - Transaction in Own Shares
22/12/2006	CryptoLogic Inc. - Contract with William Hill
21/12/2006	William Hill PLC - Transaction in Own Shares
20/12/2006	William Hill PLC - EU Commission Clearance
19/12/2006	William Hill PLC - Transaction in Own Shares
15/12/2006	William Hill PLC - Transaction in Own Shares
13/12/2006	William Hill PLC - Transaction in Own Shares
12/12/2006	William Hill PLC - Transaction in Own Shares
08/12/2006	William Hill PLC - Statement re Treasury Shares
07/12/2006	William Hill PLC - Director/PDMR Shareholding
05/12/2006	William Hill PLC - Transaction in Own Shares
04/12/2006	William Hill PLC - Holding(s) in Company
04/12/2006	William Hill PLC - Holding(s) in Company
04/12/2006	William Hill PLC - Transaction in Own Shares
30/11/2006	William Hill PLC - Holding(s) in Company
30/11/2006	William Hill PLC - Holding(s) in Company
28/11/2006	CryptoLogic Inc. - William Hill contract renewal
28/11/2006	William Hill PLC - Transaction in Own Shares
24/11/2006	William Hill PLC - Statement re Treasury Shares
24/11/2006	William Hill PLC - Transaction in Own Shares
21/11/2006	William Hill PLC - Holding(s) in Company
21/11/2006	William Hill PLC - Transaction in Own Shares
20/11/2006	William Hill PLC - Transaction in Own Shares
17/11/2006	William Hill PLC - Transaction in Own Shares
16/11/2006	William Hill PLC - Holding(s) in Company
15/11/2006	William Hill PLC - Transaction in Own Shares
14/11/2006	William Hill PLC - Transaction in Own Shares
10/11/2006	William Hill PLC - Statement re Treasury Shares
09/11/2006	William Hill PLC - Holding(s) in Company
08/11/2006	William Hill PLC - Statement reTreasury Shares
08/11/2006	William Hill PLC - Holding(s) in Company
07/11/2006	William Hill PLC - Holding(s) in Company
06/11/2006	William Hill PLC - Directorate Change
06/11/2006	William Hill PLC - Holding(s) in Company
31/10/2006	William Hill PLC - Transaction in Own Shares
27/10/2006	William Hill PLC - Holding(s) in Company
27/10/2006	William Hill PLC - Statement re Treasury shares
26/10/2006	William Hill PLC - Transaction in Own Shares
25/10/2006	William Hill PLC - Transaction in Own Shares
24/10/2006	William Hill PLC - Holding(s) in Company
23/10/2006	William Hill PLC - Transaction in Own Shares
20/10/2006	William Hill PLC - Holding(s) in Company
20/10/2006	William Hill PLC - Transaction in Own Shares
19/10/2006	William Hill PLC - Holding(s) in Company
19/10/2006	William Hill PLC - Transaction in Own Shares
18/10/2006	William Hill PLC - Transaction in Own Shares
13/10/2006	William Hill PLC - Statement re Treasury Shares
13/10/2006	William Hill PLC - Holding(s) in Company
13/10/2006	William Hill PLC - Transaction in Own Shares
12/10/2006	William Hill PLC - Transaction in Own Shares
11/10/2006	William Hill PLC - Transaction in Own Shares
09/10/2006	William Hill PLC - Holding(s) in Company
06/10/2006	William Hill PLC - Statement re Treasury Shares
06/10/2006	William Hill PLC - Transaction in Own Shares
05/10/2006	William Hill PLC - Transaction in Own Shares
04/10/2006	William Hill PLC - Transaction in Own Shares
03/10/2006	William Hill PLC - Transaction in Own Shares
29/09/2006	William Hill PLC - Statement re Treasury Shares
27/09/2006	William Hill PLC - Cessation of US Gaming
27/09/2006	William Hill PLC - Transaction in Own Shares
27/09/2006	William Hill PLC - Transaction in Own Shares
26/09/2006	William Hill PLC - Transaction in Own Shares
25/09/2006	William Hill PLC - Holding(s) in Company
22/09/2006	William Hill PLC - Statement re Treasury Shares
22/09/2006	William Hill PLC - Transaction in Own Shares
21/09/2006	William Hill PLC - Transaction in Own Shares

18/09/2006	William Hill PLC - Holding(s) in Company
18/09/2006	William Hill PLC - Holding(s) in Company
15/09/2006	William Hill PLC - Statement re Treasury Shares
15/09/2006	William Hill PLC - Transaction in Own Shares
14/09/2006	William Hill PLC - Transaction in Own Shares
13/09/2006	William Hill PLC - Holding(s) in Company
13/09/2006	William Hill PLC - Transaction in Own Shares
12/09/2006	William Hill PLC - Transaction in Own Shares
08/09/2006	William Hill PLC - Statement re Treasury Shares
08/09/2006	William Hill PLC - Transaction in Own Shares
06/09/2006	William Hill PLC - Holding(s) in Company
06/09/2006	William Hill PLC - Director/PDMR Shareholding
06/09/2006	William Hill PLC - Transaction in Own Shares
05/09/2006	William Hill PLC - Transaction in Own Shares
01/09/2006	William Hill PLC - Statement re Treasury shares
01/09/2006	William Hill PLC - Transaction in Own Shares
31/08/2006	William Hill PLC - Transaction in Own Shares
30/08/2006	William Hill PLC - Transaction in Own Shares
25/08/2006	William Hill PLC - Statement re Treasury Shares
25/08/2006	William Hill PLC - Transaction in Own Shares
24/08/2006	William Hill PLC - Transaction in Own Shares
23/08/2006	William Hill PLC - Transaction in Own Shares
22/08/2006	William Hill PLC - Transaction in Own Shares
18/08/2006	William Hill PLC - Statement re Treasury Shares
18/08/2006	William Hill PLC - Transaction in Own Shares
17/08/2006	William Hill PLC - Transaction in Own Shares
16/08/2006	William Hill PLC - Transaction in Own Shares
15/08/2006	William Hill PLC - Transaction in Own Shares
11/08/2006	William Hill PLC - Statement re Treasury Shares
10/08/2006	William Hill PLC - Director/PDMR Shareholding
10/08/2006	William Hill PLC - Transaction in Own Shares
09/08/2006	William Hill PLC - Holding(s) in Company
09/08/2006	William Hill PLC - Transaction in Own Shares
08/08/2006	William Hill PLC - Transaction in Own Shares
04/08/2006	William Hill PLC - Statement re Treasury Shares
04/08/2006	William Hill PLC - Transaction in Own Shares
02/08/2006	William Hill PLC - Statement re Treasury shares
01/08/2006	William Hill PLC - Holding(s) in Company
01/08/2006	William Hill PLC - Re Joint Venture
01/08/2006	William Hill PLC - Interim Results
28/07/2006	William Hill PLC - Transaction in Own Shares
27/07/2006	William Hill PLC - Transaction in Own Shares
27/07/2006	William Hill PLC - Transaction in Own Shares
26/07/2006	William Hill PLC - Transaction in Own Shares
25/07/2006	William Hill PLC - Transaction in Own Shares
24/07/2006	William Hill PLC - Transaction in Own Shares
21/07/2006	William Hill PLC - Transaction in Own Shares
20/07/2006	William Hill PLC - Transaction in Own Shares
19/07/2006	William Hill PLC - Transaction in Own Shares
18/07/2006	William Hill PLC - Transaction in Own Shares
17/07/2006	William Hill PLC - Holding(s) in Company
17/07/2006	William Hill PLC - Transaction in Own Shares
14/07/2006	William Hill PLC - Transaction in Own Shares
13/07/2006	William Hill PLC - Holding(s) in Company
13/07/2006	William Hill PLC - Transaction in Own Shares
12/07/2006	William Hill PLC - Transaction in Own Shares
11/07/2006	William Hill PLC - Transaction in Own Shares
10/07/2006	William Hill PLC - Transaction in Own Shares
07/07/2006	William Hill PLC - Transaction in Own Shares
06/07/2006	William Hill PLC - Transaction in Own Shares
05/07/2006	William Hill PLC - Transaction in Own Shares
04/07/2006	William Hill PLC - Transaction in Own Shares
03/07/2006	William Hill PLC - Holding(s) in Company
03/07/2006	William Hill PLC - Transaction in Own Shares
30/06/2006	William Hill PLC - Transaction in Own Shares
30/06/2006	William Hill PLC - Trading Update
29/06/2006	William Hill PLC - Transaction in Own Shares
27/06/2006	William Hill PLC - Treasury Stock

27/06/2006	William Hill PLC - Transaction in Own Shares
23/06/2006	William Hill PLC - Transaction in Own Shares
22/06/2006	William Hill PLC - Transaction in Own Shares
21/06/2006	William Hill PLC - Transaction in Own Shares
20/06/2006	William Hill PLC - Transaction in Own Shares
19/06/2006	William Hill PLC - Transaction in Own Shares
16/06/2006	William Hill PLC - Transaction in Own Shares
15/06/2006	William Hill PLC - Transaction in Own Shares
14/06/2006	William Hill PLC - Transaction in Own Shares
13/06/2006	William Hill PLC - Holding(s) in Company
13/06/2006	William Hill PLC - Transaction in Own Shares
12/06/2006	William Hill PLC - Transaction in Own Shares
09/06/2006	William Hill PLC - Transaction in Own Shares
08/06/2006	Office of Fair Trade - Merger Update
08/06/2006	William Hill PLC - Transaction in Own Shares
06/06/2006	William Hill PLC - Transaction in Own Shares
05/06/2006	William Hill PLC - Transaction in Own Shares
02/06/2006	William Hill PLC - Transaction in Own Shares
01/06/2006	William Hill PLC - Transaction in Own Shares
31/05/2006	William Hill PLC - Transaction in Own Shares
30/05/2006	William Hill PLC - Transaction in Own Shares
26/05/2006	William Hill PLC - Transaction in Own Shares
25/05/2006	William Hill PLC - Transaction in Own Shares
24/05/2006	William Hill PLC - Transaction in Own Shares
23/05/2006	William Hill PLC - Holding(s) in Company
23/05/2006	William Hill PLC - Transaction in Own Shares
22/05/2006	William Hill PLC - Treasury Stock
18/05/2006	William Hill PLC - Result of AGM
18/05/2006	William Hill PLC - Trading Statement
15/05/2006	William Hill PLC - Transaction in Own Shares
12/05/2006	William Hill PLC - Holding(s) in Company
12/05/2006	William Hill PLC - Transaction in Own Shares
11/05/2006	William Hill PLC - Treasury Stock
08/05/2006	William Hill PLC - Transaction in Own Shares
05/05/2006	William Hill PLC - Transaction in Own Shares
04/05/2006	William Hill PLC - Transaction in Own Shares
03/05/2006	William Hill PLC - Transaction in Own Shares
02/05/2006	William Hill PLC - Transaction in Own Shares
02/05/2006	William Hill PLC - Annual Information Update

2. Documents Filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House and can be obtained from Companies House, Crown Way, Cardiff C14 3UZ. They are also available (as dated below) through Companies House direct at www.direct.companieshouse.gov.uk.

23 April 2007	Form 169A(2)	Cancellation/sale of shares from Treasury
26 March 2007	Form 288a	Appointment of a Director
26 March 2007	Form 288b	Resignation of a Director
12 March 2007	Form 169A(2)	Cancellation/sale of shares from Treasury
22 February 2007	Form 169A(2)	Cancellation/sale of shares from Treasury
2 February 2007	Form 169	Purchase of own shares
15 January 2007	Form 288c	Change of director's particulars
5 January 2007	Form 169A(2)	Cancellation/sale of shares from Treasury
5 January 2007	Form 169	Purchase of own shares
8 January 2007	Form 288c	Change of director's particulars
22 December 2006	Form 169	Purchase of own shares
21 December 2006	Form 288c	Change of director's particulars
20 December 2006	Form 288c	Change of director's particulars
20 December 2006	Form 288c	Change of director's particulars
19 December 2006	Form 288c	Change of director's particulars
19 December 2006	Form 288c	Change of secretary's particulars
4 December 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
24 November 2006	Form 288b	Resignation of a director
21 November 2006	Form 169	Purchase of own shares
21 November 2006	Form 169	Purchase of own shares
9 November 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
9 November 2006	Form 169	Purchase of own shares

17 October 2006	Form 169	Purchase of own shares
13 October 2006	Form 169	Purchase of own shares
10 October 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
28 September 2006	Form 169	Purchase of own shares
26 September 2006	Form 169	Purchase of own shares
26 September 2006	Form 169	Purchase of own shares
20 September 2006	Form 169	Purchase of own shares
6 September 2006	Form 169	Purchase of own shares
30 August 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
22 August 2006	Form 169	Purchase of own shares
22 August 2006	Form 169	Purchase of own shares
22 August 2006	Form 169	Purchase of own shares
2 August 2006	Form 169	Purchase of own shares
21 July 2006	Form 169	Purchase of own shares
8 August 2006	Form 363A	Annual Return up to 8.5.06
26 July 2006	Form 288c	Change of Director's particulars
24 July 2006	Form 169	Purchase of own shares
24 July 2006	Form 169	Purchase of own shares
14 July 2006	Form 169	Purchase of own shares
11 July 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
27 June 2006	Form 169	Purchase of own shares
21 June 2006	Form 169	Purchase of own shares
8 June 2006	AA	Accounts for year ended 26 December 2005
8 June 2006	Mem/Arts	Articles of Association
8 June 2006	Res01	Ordinary and Special Resolutions passed at AGM
31 May 2006	Form 169	Purchase of own shares
30 May 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
30 May 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
30 May 2006	Form 169	Purchase of own shares
23 May 2006	Form 169	Purchase of own shares
18 May 2006	Form 169	Purchase of own shares
9 May 2006	Form 169A(2)	Cancellation/sale of shares from Treasury

3. Documents published and sent to shareholders or filed with the UKLA viewing facility at:

Financial Services Authority
The North Colonnade
Canary Wharf
London E14 5HS

04 April 2007	Annual Report and Accounts 2006
04 April 2007	Notice of Annual General Meeting 2007
04 April 2007	Proxy form relating to AGM 2007
18 May 2006	Resolutions passed at AGM 2006

Copies of the above documents can be obtained from the Company Secretary at:

Greenside House
50 Station Road
Wood Green
London N22 7TP

In accordance with Article 5.2.7 of the Prospectus Rules we confirm that, to the best of our knowledge, the information relating to the Company, as referred to above, is up to date at the date of this announcement, but it is acknowledged that such disclosures may, at any time, be out of date due to changing circumstances.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3769

END
AIUUUUNRBVRVRAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 02 May 2007 16:18
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Board Appointments

RNS Number:9897V
William Hill PLC
02 May 2007

William Hill PLC

Board Appointments - Additional Information

Following the announcement made on 26 April regarding the appointments of Ian Spearing and Ralph Topping to the board of William Hill PLC (the Company) (effective from 17 May 2007), the Company can confirm that there are no relevant details to disclose under Listing Rules 9.6.13 (1) to 9.6.13 (6) in respect of either director.

As required by the Disclosure and Transparency Rules, the Company can confirm that Ian Spearing is currently interested in 7,321 of the Company's ordinary shares, 2,667 of which are held by his wife, Catherine Spearing.

In addition, Ian Spearing existing interests in the Company's share schemes are as follows:

Scheme	Shares	Grant date	Grant Price
SAYE 2002	9,194	1 August 2002	£1.80
SAYE 2007	1,912	1 August 2007	£4.94
PSP 2005	59,480	20 June 2005	Nil Cost
PSP 2006	29,565	20 March 2005	Nil Cost
2004 Operating Bonus Scheme	3,550	20 June 2005	Nil Cost

Ralph Topping's existing interests in the Company's share schemes are as follows:

Scheme	Shares	Grant date	Grant Price
Long-Term Incentive Plan	7,397	17 March 2004	Nil Cost
SAYE 2002	9,194	1 August 2002	£1.80
SAYE 2007	1,912	1 August 2007	£4.94
PSP 2005	53,904	20 June 2005	Nil Cost
PSP 2006	27,826	20 March 2005	Nil Cost
2004 Operating Bonus Scheme	3,312	20 June 2005	Nil Cost

Enquiries:

Sarah Anderson   0208 918 3769   Deputy Company Secretary

END
STRILFVEEAIFIID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 May 2007 15:53
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Exec Bonus Matching Scheme

RNS Number:4027W
William Hill PLC
10 May 2007

William Hill plc

Revisions to the proposed William Hill Executive Bonus Matching Scheme

The circular to shareholders dated 4 April 2007 accompanying the Notice of Annual General Meeting (the Circular) summarised the terms of a new executive share plan, the William Hill Executive Bonus Matching Scheme (the EBMS). The Circular was sent to all shareholders and a copy is available on the William Hill PLC (The Company) website.

Following further consultation with institutional shareholders and their representatives, the Company's Remuneration Committee wishes to revise the performance conditions applicable to the vesting of conditional matching share awards (Matching Shares) under the EBMS in the manner described below. It has been decided that it would be preferable to rebalance the performance conditions applicable to the vesting of the Matching Shares to include both earnings per share (EPS) and total shareholder return (TSR).

It was explained in the Circular that the vesting of Matching Shares would be subject to satisfaction of a performance condition relating to the Company's EPS performance over three consecutive financial years, commencing with the financial year in which the Matching Shares are granted.

As a result of further consultation, the performance conditions applicable to grants to the Company's executive directors have been revised as follows:

(i) an EPS growth target will now only apply to half of the Matching Shares (the EPS Element). As explained in the Circular, for awards granted in 2007, at threshold performance (EPS growth of CPI plus 3% per annum) 50% of the EPS Element will vest; at maximum performance (EPS growth of CPI plus 9% per annum) 100% of the EPS Element will vest; the EPS Element will vest on a straight-line basis between threshold and maximum performance. It is anticipated that the same levels of EPS growth will apply to the EPS Element of Matching Shares granted in 2008 and 2009. However if, at the time of granting those awards, the Remuneration Committee considers that these levels are inappropriate, it may adjust the levels of EPS growth required for the EPS Element of that year's award. In this event, any proposed adjustment would be explained to shareholders and disclosed in the Directors' Remuneration Report; and

(ii) the vesting of the remaining half of the Matching Shares will relate to the Company's TSR performance over the three year performance period (the TSR Element). The Company's TSR performance will be assessed relative to a basket of around 29 selected companies from the FTSE Leisure and Retail Sectors. 25% of the TSR Element will vest at median TSR performance and 100 per cent of the TSR Element will vest at upper quartile TSR performance.
The TSR Element will vest on a straight-line basis between median and upper quartile TSR performance. Further information on the comparator companies will be set out in our Directors' Remuneration Report.

As explained in the Circular, the EBMS is designed to align performance and reward more effectively with the Company's bonus strategy and market expectations during the current period of change in the Company's sector.
Accordingly, the Remuneration Committee intends to review the overall operation of the EBMS, including the EPS growth performance scale, before the 2010 awards are made.

The Annual General Meeting will be held on 17 May 2007. Shareholders may wish to take account of these revisions in reaching their voting decision in relation to the resolution seeking approval for the EBMS (resolution 8).

Enquiries:

Sarah Anderson	Deputy Company Secretary	0208 918 3769

END
STROKKKNPBKDOPD

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 11 May 2007 14:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4647W
William Hill PLC
11 May 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:	
BNY (Nominees) Ltd	532,333*
BNY Norwich Union Nominees Ltd	2,409,124*
BT Globenet Nominees Ltd	1,800*
Chase GA Group Nominees Ltd	4,722,401*
Chase Nominees Ltd	349,320*
CUIM Nominee Ltd	1,709,659*
Vidacos Nominees Ltd	1,104,200*

* denotes direct interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

9 May 2007

11. Date company informed

10 May 2007

12. Total holding following this notification

10,828,837

13. Total percentage holding of issued class following this notification

3.07%

14. Any additional information

Figures are based on shares in issue of 353,024,983

15. Name of contact and telephone number for queries

Sarah Anderson - 020 8918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

11 May 2007

END
HOLFGGMKFMMGNZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 May 2007 07:17
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Trading Statement

RNS Number:7439W
William Hill PLC
17 May 2007

17th May 2007

WILLIAM HILL PLC

TRADING STATEMENT

William Hill PLC ('the Group') will provide the following trading update on the 19 week period ended 8th May ('the period') at its AGM to be held later today.

Group gross win for the period increased by 5.8% on the corresponding period last year. Trading comparatives are more challenging for the more recent weeks due to the favourable sporting results experienced in the second quarter of 2006. The Group has however fully absorbed the impact of Amusement Machine Licence Duty, imposed on August 1st 2006, in its trading performance to date.

At this early point in the year, the board remains comfortable with consensus estimates for the full year out-turn.

Enquiries:

David Harding, Chief Executive Officer 020 8918 3910

Simon Lane, Group Finance Director 020 8918 3910

James Bradley/ Deborah Spencer, Brunswick 020 7404 5959

END
TSTSFSFWMSWSEEI

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 May 2007 16:58
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Result of AGM

RNS Number:8198W
William Hill PLC
17 May 2007

17 May 2007

William Hill PLC

AGM Resolutions

William Hill PLC ('the Company') confirms that all resolutions proposed at the Annual General Meeting held on Thursday 17 May 2007 at 11am at the Cavendish Conference Centre, 22 Duchess Mews, London, W1G 9DT and set out in the notice of meeting dated 04 April 2007 were duly passed on a show of hands.

The final proxy voting position is shown below. Any proxy votes which are at the discretion of the Chairman have been included in the 'for' total.

Resolution		For	Against	Withheld

1	Annual Report	258,323,098	143,601	444,655
2	Remuneration Report	243,733,894	14,826,919	350,541
3	Final Dividend	258,909,152	691	1,511
4	David Allvey	237,026,803	7,296,136	14,588,415
5	David Edmonds	257,603,812	1,277,825	29,717
6	Re-appoint Auditors	251,004,757	7,889,426	17,171
7	Auditors Remuneration	256,704,722	2,173,414	33,218
8	Executive Bonus Matching Scheme	53,752,226	5,089,249	69,879
9	Allotment of shares	258,433,007	415,462	62,885
10	Political Donations - PLC	223,573,844	1,890,483	33,447,027
11	Political Donations - Organization	223,422,804	2,023,282	33,465,268
12	Pre-emption Rights	258,753,304	86,778	71,272
13	Purchase of shares	258,816,207	77,080	18,067
14	Reduction of Capital	257,653,279	50,326	1,207,749
15	Electronic communications	258,053,561	104,816	752,977

The Company has submitted two copies of the resolutions passed at the meeting (other than resolutions concerning ordinary business) to the UK Listing Authority and these documents will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. 020 7676 1000

The proxy figures for the resolutions are also displayed on the Company's corporate website - www.williamhillplc.co.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END
RAGEAKSXFLNXEFE

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 25 May 2007 15:52
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:2831X
William Hill PLC
25 May 2007

25 May 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 25 May 2007, 3,622 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

1085 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 353,029,690 ordinary shares in issue, in addition 8,601,563 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson Deputy Company Secretary
020 8918 3880

END
STRILFSEEAIEFID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 May 2007 10:36
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:5060X
William Hill PLC
31 May 2007

William Hill PLC

Total Voting Rights

In accordance with the Transparency Directive transitional provision six we would like to notify the market of the following:

On 31 May 2007 William Hill PLC had 353,029,690 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 8,601,563 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3723

END
TVRBFLFXDEBLBBB

END